Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the registration statements on Form S-8 of Pfizer Inc. dated November 18, 1991 (No. 33-44053), March 1, 2007 (No. 333-140987) and October 16, 2009 (No. 333-162520) of our report dated June 20, 2023, with respect to the statements of net assets available for plan benefits as of December 31, 2022 and 2021, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2022, and the related notes, and the accompanying supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year), which report appears in the December 31, 2022 annual report on Form 11-K of the Pfizer Savings Plan for Employees Resident in Puerto Rico.
/s/ KPMG LLP
Memphis, Tennessee
June 20, 2023